UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated January 24, 2011: Costamare Inc. Announces Completion of Financing for Three Newbuild Containership Vessels and the Acquisition of Three Secondhand Vessels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 24, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

Costamare Inc. Announces Completion of Financing for Three Newbuild Containership Vessels and the Acquisition of Three Secondhand Vessels

ATHENS, GREECE - January 24, 2011 – Costamare Inc. (the “Company”) (NYSE: CMRE), one of the world’s leading owners and providers of containerships for charter, announced today that it has finalized the financing arrangements for the three newbuilding contracts which were identified in its initial public offering (“IPO”) prospectus in November 2010.  The containerships, each with a capacity of about 9,000 TEU, will be constructed by Shanghai Jiangnan Changxing Heavy Industry Co., Ltd. for a contract price of $95,080,000 per vessel and are scheduled to be delivered between November 2013 and January 2014.

The Company has entered into time charter agreements with MSC for the employment of each vessel immediately upon delivery, for duration of ten years at a daily charter rate of $43,000.

The Company also announced the following acquisitions:

(a)

The purchase of a 2,020 TEU vessel, built in 1991, which was acquired for a price of $7,500,000. The vessel was delivered on January 7, 2011 and after its scheduled dry-docking is expected to be available to commence service in February 2011.

(b)

The purchase of a 1,162 TEU vessel, built in 1995, which was acquired for a price of $8,300,000. The vessel is expected to be delivered by the end of January 2011.

(c)

The purchase of a 1,504 TEU vessel, built in 1996, which was acquired for a price of $9,500,000. The vessel is expected to be delivered before the end of March 2011.

All three second hand vessels have been acquired with own funds.

Management Commentary

Konstantinos Konstantakopoulos, Chairman and Chief Executive Officer of the Company said: “We are pleased to announce the conclusion of the financing arrangements for the three new building contracts with the participation of some of the most respected Chinese and European financial institutions. These vessels are expected to contribute approximately $460 million of contracted revenues”.

“At the same time we are expanding our fleet with acquisitions of second hand assets, which, based on the vessels’ technical specifications and our operational track record, we expect to charter at rates comparable to those offered for younger tonnage. Over the last four months we have acquired a total of 10 vessels, with a total TEU capacity in excess of 45,000 TEUs. Our balance sheet, together with cash flow from operations and access to undrawn credit lines and bank debt, will allow us to grow significantly on a prudent basis”.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. Costamare Inc. has 35 years of history in the international shipping industry and a fleet of 51 containerships, with a total capacity of 256,972 TEU. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statement

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033) under the caption “Risk Factors.”

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com